Exhibit 99.1

Franco-Nevada Reports Record Q2 2016 Results

TORONTO, August 8, 2016 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) is pleased to report its financial results for the second quarter of 2016.  All figures are in U.S. dollars unless noted and highlights include:

•                  112,787 Gold Equivalent Ounces(1) (“GEOs”) — a new record

•                  $150.9 million in revenue — a new record

•                  $118.9 million of Adjusted EBITDA(3) or $0.67 per share

•                  $42.3 million of Net Income or $0.24 per share

•                  $40.0 million of Adjusted Net Income(2) or $0.22 per share

•                  $37.7 million of funding provided to the Cobre Panama project during the quarter

•                  $225.8 million in cash at quarter end and no debt

“Franco-Nevada’s diversified portfolio continues to perform very well.  With record GEO and revenue results, we are now expecting to be close to the top end of our previously provided guidance ranges for 2016,” stated David Harquail, CEO.  “Even more exciting for the future, we are seeing renewed activity and good news at many of our non-producing advanced and exploration assets.  In addition, our investment opportunity pipeline remains very full.”

REVENUES AND GEOs BY ASSET CATEGORIES

	For the three months ended June 30, 2016		For the three months ended June 30, 2015
	Revenue (in millions)	GEOs(1) #	Revenue (in millions)	GEOs(1) #
Precious Metals - Gold	$108.2	85,724	$81.5	68,302
- Silver	23.6	18,523	6.2	5,117
- PGM	9.4	7,053	8.7	7,323
Precious Metals – Total	$141.2	111,300	$96.4	80,742
Other Minerals	1.9	1,487	2.7	2,298
Oil & Gas	7.8		10.3
	$150.9	112,787	$109.4	83,040

For the second quarter of 2016, revenue was sourced 94% from precious metals (72% gold, 16% silver and 6% PGM) and 84% from the Americas (14% U.S., 19% Canada and 51% Latin America). Costs and expenses increased due to higher depletion and cost of sales as a result of the recent Antamina and Antapaccay stream acquisitions. Oil & gas production levels were stable but lower oil prices resulted in lower revenue year-over-year. Cash provided by operating activities before changes to working capital was $109.9 million.

Portfolio Updates

•                  Precious Metals — U.S.:  GEOs from U.S. precious metals assets were flat year-over-year with increases from Goldstrike largely offsetting decreases at Stillwater and Bald Mountain. GEOs received from the U.S. assets were 16,707 GEOs.

•                  Bald Mountain (0.875-5% NSR/GR) — Kinross reported that first half 2016 production was weak due to higher than anticipated stripping.  It expects to almost double production for 2017 and 2018 and sees further reserve upside.

•                  South Arturo (4-9% GR with AMR) — The project currently being advanced by Barrick Gold and Premier Gold Mines is expected to contribute revenue to Franco-Nevada in the second half of 2016.

•                  Hollister (3-5% NSR) — Klondex Mines, Franco-Nevada’s partner at Fire Creek/Midas, announced it is acquiring the Hollister Mine in Nevada on which Franco-Nevada has up to a 5% NSR royalty.

•                  Castle Mountain (2.65% NSR) — NewCastle Gold has raised additional funding to advance the Castle Mountain project in California.  Franco-Nevada renegotiated its royalty covering the asset during the second quarter 2016 and now covers all concessions with a 2.65% NSR.

•                  Precious Metals — Canada:  GEOs from Canadian precious metals assets increased by approximately 25% compared with the second quarter 2015 to 14,919 GEOs.  The main contributor to the increase was the Sudbury operation which benefitted from stronger production.

•                  Musselwhite (5% NPI) — Goldcorp has announced approval for a materials handling project which it expects will increase production by 20% over 2016-2018.

•                  Brucejack (1.2% NSR) — Pretium Resources reported an increased resource estimate for the Brucejack project and that it still expects to begin commissioning of the underground mine in mid-2017.

•                  Timmins West (2.25% NSR) and East Timmins (0.25-15% NSR) — Operatorship of several Canadian royalties moved into stronger hands with Lake Shore Gold being acquired by Tahoe Resources and St Andrew Goldfields by Kirkland Lake Gold.

•                  Hardrock (3% NSR) — A feasibility study for the Hardrock project in Ontario, which is being advanced by joint venture partners Premier Gold Mines and Centerra Gold, is expected in the third quarter.

•                  Precious Metals — Latin America:  GEOs from Latin American precious metals assets represented the largest year-over-year increase due to the addition of the Antamina and Antapaccay streams.  GEOs delivered from Latin America were 60,899 GEOs.

•                  Antamina (22.5% silver stream) — Antamina delivered 11,898 GEOs during the quarter and 29,679 GEOs year to date.  With the year-to-date production results from Antamina, GEOs received are now expected to be higher than Franco-Nevada’s original Antamina guidance for 2016 of 40,000 GEOs.

•                  Antapaccay (gold and silver stream) — Antapaccay delivered 19,581 GEOs during the quarter with full year deliveries still anticipated within the original 60,000 to 70,000 GEOs guidance range.

•                  Candelaria (gold and silver stream) — As Franco-Neveda expected, Candelaria deliveries decreased year-over-year to 16,247 GEOs from 24,192 GEOs in the second quarter 2015 mainly due to mine sequencing.

•                  Palmarejo & Guadalupe (50% gold stream) — In the third quarter, the 400,000 ounce minimum at Palmarejo was met resulting in the termination of the original Palmarejo stream agreement and the commencement of the Guadalupe stream agreement.  Under the new agreement, deliveries are based on 50% of the gold produced from the Palmarejo property (including the new Guadalupe mine) with ongoing payments equal to the lesser of $800 per ounce and the then prevailing spot price for gold.

•                  Cobre Panama (gold and silver stream) — During the quarter, Franco-Nevada contributed $37.7 million of its share of construction capital for the Cobre Panama project and now estimates total funding between $120 - $140 million in 2016, down slightly from the $130 - $150 million previously estimated.  Franco-Nevada has now contributed $376 million of its total $1 billion commitment to fund the construction of Cobre Panama.

•                  Precious Metals — Rest of World:  GEOs from Rest of World precious metals assets increased year-over-year mainly due to deliveries from the Karma fixed ounce obligation.  GEOs from the Rest of World were 18,775 GEOs during the quarter.

•                  Karma (fixed gold deliveries & 4.875% gold stream) — True Gold, the operator of Karma, has been acquired by Endeavour Mining.  2,500 GEOs were delivered in the quarter with one month of deliveries to be carried into the third quarter 2016.  The additional 1,250 GEOs will contribute to revenue in the third quarter 2016.

•                  Ity (1.5% capped NSR) — Endeavour Mining also now owns the Ity mine in Cote d’Ivoire and reported an expansion of reserves.

•                  Sissingué (0.5% NSR) — Also in Cote d’Ivoire, Perseus Mining announced plans for the full-scale development of its Sissingué project with first production expected in late 2017.

•                  Duketon (2% NSR) — Regis Resources has announced reserve increases at its Duketon belt projects.

•                  Tasiast (2% NSR) — Kinross announced that the suspension of mining and processing operations at the Tasiast mine has been resolved and that operations will resume in August.  Kinross continues to advance development of the Tasiast Phase One expansion.

•                  Subika (2% NSR) — Newmont Mining is expected to make a decision in the second half of 2016 regarding an Ahafo mill expansion and the underground development of Subika.

•                  Oil & Gas: Revenue from oil & gas assets was $7.8 million in the second quarter 2016 compared with $10.3 million in the second quarter 2015. Production remains relatively stable.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.22 per share.  The dividend will be paid on September 29, 2016 to shareholders of record on September 15, 2016. The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on August 5, 2016. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company adopted a Dividend Reinvestment Plan (“DRIP”) commencing with the October 2013 dividend. Participation in the DRIP is optional. The Company will issue the additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP.  However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Beneficial shareholders should contact their financial intermediary to arrange enrollment.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Tuesday, August 9, 2016 at 10:00 a.m. Eastern Time to review Franco-Nevada’s second quarter 2016 results.  Interested investors are invited to participate as follows:

•                  Via Conference Call:  Toll-Free: (888) 231-8191; International: (647) 427-7450

•                  Conference Call Replay until August 16:  Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 46496274

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
416-306-6328	416-306-6303
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory,  political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR.

(1)         GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For Q2 2016, the average commodity prices were as follows: $1,259/oz gold (2015 - $1,193/oz); $17.17/oz silver (2015 - $16.41/oz); $1,004/oz platinum (2015 - $1,127/oz) and $568/oz palladium (2015 - $760/oz).

(2)         Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): foreign exchange gains/losses and other income/expenses; gains/losses on the sale of investments; impairment charges related to royalty, stream and working interests and investments; unusual non-recurring items and; impact of income taxes on these items.

(3)         Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses; finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of investments and; foreign exchange gains/losses and other income/expenses.

Reconciliation to Non-IFRS measures:

	Three months ended June 30,
(expressed in millions, except per share amounts)	2016	2015
Net Income (Loss)	$42.3	$21.6
Income tax expense (recovery)	11.3	11.3
Finance expenses	0.8	0.5
Finance income	(1.0)	(1.1)
Depletion and depreciation	68.2	49.1
Non-cash costs of sales	1.7	2.2
Impairment charges	—	—

Gains/losses on sale of investments	(2.8)	(0.9)
Foreign exchange (gains)/losses and other (income)/expenses	(1.6)	(0.5)
Adjusted EBITDA	$118.9	$82.2
Basic Weighted Average Shares Outstanding	177.8	156.7
Adjusted EBITDA per share	$0.67	$0.53

	Three months ended June 30,
(expressed in millions, except per share amounts)	2016	2015
Net Income (Loss)	$42.3	$21.6
Foreign exchange (gains)/losses and other (Income)/expenses, net of income tax	0.5	(0.4)
Mark to market change on derivatives, net of income tax	—	0.1
Gain on sale of investments, net of income tax	(2.5)	(0.6)
Impairment charges, net of income tax	—	—
Indexation adjustment	—	—
Valuation allowance	(0.6)	—
Impact of tax increases	0.3	2.2
Adjusted Net Income	$40.0	$22.9
Basic Weighted Average Shares Outstanding	177.8	156.7
Adjusted Net Income per share	$0.22	$0.15

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	June 30, 2016	December 31, 2015

ASSETS
Cash and cash equivalents (Note 4)	$225.8	$149.2
Short-term investments (Notes 5 & 8)	—	18.8
Receivables (Note 8)	56.4	65.1
Prepaid expenses and other (Note 6)	36.2	41.6
Current assets	318.4	274.7

Royalty, stream and working interests, net	3,720.0	3,257.5
Investments (Notes 5 & 8)	123.4	94.8
Deferred income tax assets	18.8	16.1
Other assets (Note 7)	29.3	31.2

Total assets	$4,209.9	$3,674.3

LIABILITIES
Accounts payable and accrued liabilities	$19.3	$18.0
Current income tax liabilities	2.9	2.8
Current liabilities	22.2	20.8

Debt (Note 13)	—	457.3
Deferred income tax liabilities	29.8	33.2
Total liabilities	52.0	511.3

SHAREHOLDERS’ EQUITY (Note 14)
Common shares	4,643.9	3,709.0
Contributed surplus	42.0	44.3
Deficit	(307.7)	(302.2)
Accumulated other comprehensive loss	(220.3)	(288.1)
Total shareholders’ equity	4,157.9	3,163.0

Total liabilities and shareholders’ equity	$4,209.9	$3,674.3

The accompanying notes are an integral part of these interim consolidated financial statements and can be found in our Q2 2016 Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015

Revenue (Note 9)	$150.9	$109.4	$282.9	$218.6

Costs and expenses
Costs of sales (Note 10)	27.7	24.0	52.1	46.4
Depletion and depreciation	68.2	49.1	133.7	100.8
Impairment of royalty, stream and working interests	—	—	—	0.1
Corporate administration (Notes 11 & 14(c))	5.7	4.1	11.1	8.2
Business development	0.3	1.3	0.6	1.8
	101.9	78.5	197.5	157.3

Operating income	49.0	30.9	85.4	61.3

Foreign exchange gain (loss) and other income (expenses) (Note 5)	4.4	1.4	6.3	(1.2)
Income before finance items and income taxes	53.4	32.3	91.7	60.1

Finance items
Finance income	1.0	1.1	2.1	1.9
Finance expenses	(0.8)	(0.5)	(2.1)	(0.9)
Net income before income taxes	53.6	32.9	91.7	61.1

Income tax expense (Note 12)	11.3	11.3	19.4	20.3

Net income	$42.3	$21.6	$72.3	$40.8

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:

Unrealized gain (loss) in the market value of available-for-sale investments, net of income tax expense of $0.3, (2015 -income tax expense of $0.4), income tax expense of $0.5 (2015-income tax recovery of $0.7) (Note 5)	10.8	2.3	26.6	(4.4)
Realized change in market value of available-for-sale investments	(2.8)	(0.9)	(4.3)	(0.9)
Currency translation adjustment	(4.0)	14.7	45.5	(74.5)
Other comprehensive income (loss)	4.0	16.1	67.8	(79.8)

Total comprehensive income (loss)	$46.3	$37.7	$140.1	$(39.0)

Basic earnings per share (Note 15)	$0.24	$0.14	$0.41	$0.26
Diluted earnings per share (Note 15)	$0.24	$0.14	$0.41	$0.26

The accompanying notes are an integral part of these interim consolidated financial statements and can be found in our Q2 2016 Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the six months ended June 30,
	2016	2015
Cash flows from operating activities
Net income	$72.3	$40.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	133.7	100.8
Other non-cash items	(0.8)	0.2
Gain on sale of investments (Note 5)	(4.3)	(0.9)
Non-cash costs of sales (Note 10)	3.5	3.3
Deferred income tax expense (Note 12)	2.3	6.9
Share-based payments (Note 14(c))	2.4	2.7
Unrealized foreign exchange loss	0.2	1.8
Mark-to-market on warrants (Note 5)	—	0.3
	209.3	155.9

Changes in non-cash assets and liabilities:
Decrease in receivables	8.7	20.9
Increase in prepaid expenses and other	(38.0)	(43.0)
Increase (decrease) in current liabilities	1.4	(4.3)
Net cash provided by operating activities	181.4	129.5

Cash flows from investing activities
Proceeds from sale of investments	23.6	24.7
Acquisition of investments	(1.6)	(76.3)
Proceeds from sale of gold bullion	46.1	26.9
Acquisition of royalty, stream and working interests	(555.7)	(20.7)
Purchase of oil & gas well equipment	(1.3)	(1.5)
Net cash used in investing activities	(488.9)	(46.9)

Cash flows from financing activities
Net proceeds from issuance of common shares (Note 14)	883.5	—
Repayment of Credit Facility (Note 13)	(460.0)	—
Credit facility amendment costs	—	(1.2)
Payment of dividends (Note 14(b))	(57.5)	(47.2)
Proceeds from exercise of stock options (Note 14(a))	15.6	0.5
Net cash provided by (used in) financing activities	381.6	(47.9)
Effect of exchange rate changes on cash and cash equivalents	2.5	(16.4)
Net change in cash and cash equivalents	76.6	18.3
Cash and cash equivalents at beginning of period	149.2	592.5
Cash and cash equivalents at end of period	$225.8	$610.8

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$1.8	$0.7
Income taxes paid during the period	$21.4	$20.9

The accompanying notes are an integral part of these interim consolidated financial statements and can be found in our Q2 2016 Report available on our website